

July 24, 2014

Via E-mail
Esa Ikäheimonen
Executive Vice President and Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland 1214

> **Re:** **Transocean Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 0-53533**

Dear Mr. Ikäheimonen:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Operating Results, page 36

1. We note your disclosure regarding the prospect for recognizing asset impairments, stating "We may also be required to recognize losses on the impairment of one or more of our asset groups as a result of any significant changes in composition of our asset groups" and, in the Form 10-Q for the quarter ended March 31, 2014, also stating that such changes "could occur as the result of certain transactions in the near future."

    Please expand your disclosure to clarify the reasons for this concern. For example, you should discuss any material events and uncertainties known to management regarding the composition of your asset groups that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition including *descriptions and amounts* of matters that would have an impact on future operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or me at (202) 551-3686 if you have questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief